UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2015

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On January 28, 2015, Amira Nature Foods Ltd (the “Company”), issued a press release announcing the offering of $225 Million Senior Secured Second Lien Notes (the “Notes”) and, concurrent with the closing of the Notes, the Company's expectation that it will enter into a new $35 Million Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”), which the Company expects will be undrawn at the time of the closing of the Notes. The Revolving Credit Facility will be secured by first-priority liens on the collateral (other than an escrow account and certain escrowed funds) that secures the Notes on a second-priority basis by such collateral. In connection with the offering of the Notes, the Company disclosed certain information set forth below.

Acquisition of Amira Enterprises

Within a commercially reasonable period of time after the closing of the sale of the Notes, Amira Nature Foods Ltd (Mauritius), a Mauritius company (“Amira Mauritius”), will apply $30.0 million of the net proceeds of the Notes as cash consideration to acquire Amira Enterprises Private Limited (the “Amira Enterprises Share Purchase”), an Indian company (“Amira Enterprises”), an entity which owns approximately 86 acres of land in Karnal, India adjacent to 48.2 acres of land that we have previously purchased and on which we have begun to construct our new processing and milling facility, including facilities for drying and storing rice paddy and Basmati rice and for storing and distributing Basmati rice and other products. Members of the family of our Chairman, Karan A. Chanana, currently own Amira Enterprises and will receive the proceeds of the sale to Amira Mauritius. The independent members of the Board of Directors of Amira Nature Foods Ltd (BVI), a British Virgin Islands (“BVI”) business company (“ANFI”), have approved this transaction and have received independent third party valuations of the land on which basis the independent members have concluded that the transaction is being conducted on an arm’s-length basis.

Share Exchange

Following the initial public offering of ANFI in 2012, Amira Mauritius owned approximately 80.4% of the outstanding equity interests of Amira Pure Foods Private Limited, an Indian company (“Amira India”), while Mr. Karan A. Chanana and his affiliates owned approximately 17.4% of such shares and an unrelated third party held the remaining approximately 2.2%. Amira Enterprises currently holds such 17.4% of the shares of Amira India. In connection with the acquisition of Amira Enterprises, 6,195,868 shares of ANFI will be issued to Karan A. Chanana (the “Share Exchange”). This issuance will be made pursuant to the understanding under the terms of an exchange agreement entered into at the time of the initial public offering of ANFI.

After giving effect to the Share Exchange, the ownership interest of Amira Mauritius in Amira India will increase from approximately 80.4% to approximately 97.8% and the equity interest of Mr. Chanana and his affiliates in ANFI will increase from approximately 68.6% to approximately 75.3%.

Corporate Realignment

We are currently realigning our business (the “Corporate Realignment”) to match our operations and legal structure with the geographical areas where we do business. The Corporate Realignment will create a new international business division to include substantially all our operations that generate revenue conducted outside India, which will encompass North America, Europe, Asia and certain parts of the Middle East and Africa. Amira India presently conducts all our operations, with businesses generating revenue in India conducted by Amira India and those generating revenue outside India generally conducted by subsidiaries of Amira India and, in part, by Amira India directly.

As a result of the Corporate Realignment, Amira I Grand Foods Inc. (BVI), a BVI business company (“Amira BVI”) and its subsidiaries will conduct substantially all our operations that generate revenue outside India. For the twelve months ended September 30, 2014, none of our revenues generated outside of India were produced by our new international business division, which consists of Amira BVI and its subsidiaries and, as of September 30, 2014, Amira BVI and its subsidiaries had no total assets and no debt. As of the date hereof, we have formed entities in the U.S. and the UAE to conduct our future business in these and other jurisdictions and, following the issuance of the Notes and our entry into the Revolving Credit Facility, Amira BVI will acquire, using the proceeds of the Notes offering, certain subsidiaries of Amira India that conduct business in the United Kingdom and Germany. We currently expect that the aggregate consideration to be paid for these entities will be up to approximately $10 million. Going forward, we will conduct substantially all our operations outside India through the foregoing entities. We expect the Corporate Realignment to be substantially complete in six months after the closing of the issuance of the Notes. However, because existing contracts are already in place between third parties and certain of the subsidiaries of Amira India that currently transact international business, the Corporate Realignment may take, in some instances, longer to implement. References to revenues generated outside of India include Amira Mauritius and ANFI, the latter of which has its expenses and assets (after eliminating intercompany adjustments) included in the figures presented below.

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Because we are in the process of implementing the Corporate Realignment, we cannot present historical financial information based on our new structure. The estimates that follow are for illustrative purposes only and are management’s estimates of financial information that reflects how our business would have been conducted for the twelve months ended September 30, 2014 had the Corporate Realignment been fully implemented on October 1, 2013. These estimates are subject to significant uncertainties regarding the timing of implementation of the Corporate Realignment as well as the uncertainties inherent in any estimates or forward-looking information.

On a historical basis, for the twelve months ended September 30, 2014, revenues generated outside India were $359.3 million, or approximately 59% of our total revenues, and revenues generated in India were $249.9 million, or approximately 41% of our total revenues. On a historical basis, for the twelve months ended September 30, 2014, adjusted EBITDA associated with revenues generated outside India was $56.7 million, or approximately 66.3% of our total adjusted EBITDA, and adjusted EBITDA associated with revenues generated in India was $28.9 million, or approximately 33.7% of our total adjusted EBITDA. We estimate that after giving effect to full implementation of the Corporate Realignment at the start of the period, and for illustrative purposes only, the revenue and adjusted EBITDA figures presented immediately above would be unchanged. In making these estimates, we have relied on our experience with the transfer pricing mechanisms that we currently use in connection with the revenue-generating operations conducted outside India by subsidiaries of Amira India. In addition, we have allocated certain expenses based upon either location of the cost (e.g., rent, salary) or a proportional share of these costs as a percent of sales (e.g., freight, forwarding, shipping).

In addition, on a historical basis, as of September 30, 2014, the international subsidiaries of Amira India which are responsible for a portion of our revenue generated outside India, the remainder being generated by Amira India directly, at such date had cash and cash equivalents of $1.7 million, trade receivables of $77.7 million, inventory of $17.9 million, total assets of $111.2 million and total debt of $1.4 million after eliminating intercompany adjustments. Such amounts are intended to provide an illustration of the financial position and data of our new international operating segment as if the Corporate Realignment had been completed as of September 30, 2014, but do not include the cash and cash equivalents, trade receivables, inventory, total assets and total debt corresponding to our revenue generated outside India by Amira India directly. On a historical basis, as of September 30, 2014, Amira India had cash and cash equivalents of $24.0 million, trade receivables of $8.8 million, inventory of $233.4 million, total assets of $299.1 million and total debt of $182.8 million after eliminating intercompany adjustments. We estimate that pro forma for the closing of the issuance of the Notes, our entry into the Revolving Credit Facility, the Amira Enterprises Share Purchase and the Share Exchange (together, the “Transactions”), but after eliminating intercompany adjustments and, for illustrative purposes only, after giving effect to full implementation of the Corporate Realignment, as of September 30, 2014, the international subsidiaries of Amira India would have had cash and cash equivalents of $88.7 million, trade receivables of $77.7 million, inventory of $17.9 million, total assets of $228.2 million and total debt of $218.4 million. The foregoing amounts do not include the cash and cash equivalents, trade receivables, inventory, total assets and total debt corresponding to revenue generated outside India by Amira India directly, and $90 million of rice that we intend to purchase from Amira India using the proceeds of the issuance of the Notes.

While we have not reported our historical financial statements on a segment basis, for periods following implementation of the Corporate Realignment, we expect to report separately items as shown in the illustrative data set forth herein including, without limitation, revenue, adjusted EBITDA, total assets and net debt for our operations outside India and our operations in India. In addition to reporting these results on a segment basis in the future, we will also report results as of and for the required corresponding historical periods. These reported results will be based on our actual results of operations and the corporate structure in place for such periods. These results may differ materially from those shown above which are presented merely to illustrate management’s estimates for the stated period as if the Corporate Realignment had been fully implemented at the start of the period.

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The following diagram illustrates our simplified organizational structure after giving effect to the Transactions and the Corporate Realignment described above. This diagram is provided for illustrative purposes only and does not show all legal entities or all obligations of such entities.

(1) As a result of the acquisition of Amira Enterprises by Amira Mauritius, the consolidated ownership interest (both direct and indirect) of Amira Mauritius in Amira India will increase from approximately 80.4% to approximately 97.8%. We intend to apply a portion of the proceeds of the Notes offering to pay the cash component of the purchase price for the acquisition of Amira Enterprises.

(2) As of September 30, 2014 and pro forma for the closing of the Transactions, but after eliminating intercompany adjustments and after application of the Notes offering, the new international division would have had $228.2 million in total assets and $218.4 million in total debt, not including the total assets and total debt of Amira India and its subsidiaries, but including the total assets and total debt of Amira Enterprises.

Summary Statement of Illustrative Income and Financial Position Data

You should read the summary illustrative data below, in conjunction with our consolidated financial statements and related notes thereto as well as the other financial information appearing in our Annual Report Form 20-F and other public filings with the Securities and Exchange Commission.

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As described above under “Corporate Realignment,” we are currently realigning our business to match our operations and legal structure with the geographical areas where we do business. The Corporate Realignment will create a new international business division to include substantially all our operations that generate revenue conducted outside India, which will encompass North America, Europe, Asia and certain parts of the Middle East and Africa. Amira India presently conducts all our operations, with businesses generating revenue in India conducted by Amira India and those generating revenue outside India generally conducted by subsidiaries of Amira India and, in part, by Amira India directly.

As a result of the Corporate Realignment, Amira BVI and its subsidiaries will conduct substantially all our operations that generate revenue outside India. For the twelve months ended September 30, 2014, none of our revenues generated outside of India were produced by our new international business division, which consists of Amira BVI and its subsidiaries and, as of September 30, 2014, Amira BVI and its subsidiaries had no total assets and no debt. References to our operations outside of India include the Amira Mauritius and ANFI, the latter of which has its expenses and assets (after eliminating intercompany adjustments) included in the figures presented below.

Because we are in the process of implementing the Corporate Realignment, we cannot present historical financial information based on our new structure. The estimates that follow are for illustrative purposes only and are management’s estimates of financial information that reflects how our business would have been conducted for the twelve months ended September 30, 2014 had the Corporate Realignment been fully implemented on October 1, 2013. These estimates are subject to significant uncertainties regarding the timing of implementation of the Corporate Realignment as well as the uncertainties inherent in any estimates or forward-looking information.

	New
	International
	Division,	Amira India,
	Illustrative (1)	Illustrative	Total
	Twelve months ended Sept 30, 2014
	(USD in millions)
Revenue	$359.3	$249.9	$609.2
EBITDA	53.7	28.9	82.6
Adjusted EBITDA	56.7	28.9	85.6
Capital expenditures	0.0	(4.4)	(4.4)
Finance cost (net of finance income)	(0.4)	(27.7)	(28.1)

(1) We estimate that after giving effect to full implementation of the Corporate Realignment at the start of the period, and for illustrative purposes only, the revenue and adjusted EBITDA figures presented immediately above would be unchanged. In making these estimates, we have relied on our experience with the transfer pricing mechanisms that we currently use in connection with the revenue generated outside India by subsidiaries of Amira India. In addition, we have allocated expenses based upon either location of the cost (e.g., rent, salary) or a proportional share of these costs as a percent of sales (e.g., freight, forwarding, shipping).

The amounts below are intended to provide an illustration of the financial position data of our new international operating segment as if the Corporate Realignment had been completed as of September 30, 2014. We estimate the following figures on a basis pro forma for the closing of the Transactions but after eliminating intercompany eliminations and, for illustrative purposes only, after giving effect to full implementation of the Corporate Realignment, as of and for the twelve months ended September 30, 2014. The illustrative balance sheet amounts with respect to our new international division do not include the cash and cash equivalents, trade receivables, inventory, total assets and total debt corresponding to our revenue generated outside India by Amira India directly, and $90 million of rice that we intend to purchase from Amira India using the proceeds of the Notes. Amounts corresponding to our revenue generated outside India by Amira India are attributed to Amira India. The following balance sheet amounts are presented both before and after the application of the proceeds from the issuance of the Notes, but after eliminating intercompany adjustments.

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After the application of the proceeds from the issuance of the Notes

	New
	International
	Division,	Amira India,
	Illustrative	Illustrative	Total
	As at Sept 30, 2014
	(USD in millions)
Cash and cash equivalents	$88.7	$34.0	$122.7
Net tangible assets	40.9	32.3	73.2
Trade receivables	77.7	8.8	86.5
Inventory	17.9	233.4	251.3
Total assets	228.2	309.1	537.3
Net debt	129.7	58.8	188.5
Total debt	218.4	92.8	311.2

 Before the application of the proceeds from the issuance of the Notes

	New
	International
	Division,	Amira India,
	Illustrative	Illustrative	Total
	As at Sept 30, 2014
	(USD in millions)
Cash and cash equivalents	$1.7	$24.0	$25.7
Net tangible assets	10.9	32.3	43.2
Trade receivables	77.7	8.8	86.5
Inventory	17.9	233.4	251.3
Total assets	111.2	299.1	410.3
Net debt	(0.3)	158.8	158.5
Total Debt	1.4	182.8	184.2

Sources and Uses of the Notes Offering

The following table summarizes the estimated sources and uses of proceeds, in connection with the issuance of the Notes and the Transactions. The actual amounts set forth in the table and in the accompanying footnotes are subject to adjustment and may differ at the time of the consummation of the issuance of the Notes and the Transactions depending on several factors, including differences from our estimation of fees and expenses and the timing of the consummation of certain or all of the Transactions.

We intend to use the net proceeds from the offering of the Notes to support the development of our international operations, including the acquisition of Amira Enterprises, acquiring the subsidiaries of Amira India that conduct business in the United Kingdom and Germany, funding the escrow account sufficient to pay the first two interest payments on the Notes, funding working capital, facilitating the repayment of certain indebtedness (over the next twelve months) and investing in property, plant and equipment, with the remaining balance expected to be used for other potential acquisitions and general corporate purposes. Pending application of the net proceeds of the Notes, we may invest such proceeds in short-term investments.

($ in millions)
Sources of Funds
New Revolving Credit Facility(1)	$0.0
Notes offered hereby	225.0
Total sources of funds	$225.0

($ in millions)
Uses of Funds
Repayment of indebtedness(2)	$90.0
Purchase of Amira Enterprises Private Limited(3)	30.0
Estimated fees and expenses(4)	6.0
Cash to balance sheet(5)	99.0
Total uses of funds	$225.0

(1) Upon the closing of the issuance of the Notes, we expect to enter into the Revolving Credit Facility, with a maximum availability of $35.0 million and a final maturity in August 2019. We expect, and the table above assumes, the Revolving Credit Facility will be undrawn at the closing of the issuance of the Notes.

(2) The existing secured revolving and other credit facilities consist of our secured revolving facilities, aggregating $147.2 million, and our other facilities, aggregating $32.2 million and of which $90.0 million will be repaid by Amira India from proceeds it receives from the Company and Amira BVI for purchases of rice. Each of these facilities is an obligation of Amira India.

Mr. Chanana and Ms. Anita Daing have issued personal guarantees in favor of lead banks or lenders of certain of Amira India’s indebtedness which will be repaid in part by Amira India with a portion of the proceeds of the Notes that are received by Amira India as payment for purchases of rice from Amira BVI and its subsidiaries.

(3) We will apply approximately $30 million of the proceeds of the issuance of Notes to the cash consideration to be paid by Amira Mauritius to acquire Amira Enterprises from affiliates of Mr. Chanana. The principal assets of Amira Enterprises are the land on which we will build our new rice processing and milling facility and related storage and distribution facilities and approximately 17.4% of the outstanding shares of Amira India. The acquisition by us of Amira Enterprises will result in Amira Mauritius increasing its ownership interest in Amira India from approximately 80.4% to approximately 97.8%.

(4) Reflects our estimate of fees, expenses and other costs associated with the Transactions. Such fees and expenses include financing fees, advisory and legal fees and other transaction costs and professional fees.

(5) Includes the $       million to be funded into the escrow account to pay the first two interest payments on the Notes as well as the amount necessary to acquire the existing United Kingdom and Germany subsidiaries of Amira India for consideration currently expected to be up to approximately $10 million.

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Operational and Other Data

We are providing certain non-IFRS measures (the “non-IFRS Measures”) because:

•	The Company uses the Non-IFRS Measures as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as measures for planning and forecasting overall expectations, for evaluating actual results against such expectations and as performance evaluation metrics, including as part of assessing and administering its executive and employee incentive compensation programs.
•	We believe that the use of these Non-IFRS Measures facilitates investors’ assessment of operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses.
•	We believe these measures provide additional metrics to evaluate our operations and, when considered with both its IFRS results and the reconciliation to total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure.
•	We believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in the same industry as the Company. We believe that the presentation of Non-IFRS Measures is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that are not expected to continue at the same level in the future, as well as other items.

These Non-IFRS Measures are not defined under IFRS and are not presented in accordance with IFRS. The use of these terms varies from the way other companies in the same industry as the Company use such terms. These Non-IFRS Measures also have important limitations as analytical tools, and, when assessing our operating performance, you should not consider them in isolation from, or as a substitute for, financial results prepared in accordance with IFRS. For example:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	EBITDA does not reflect income taxes or the cash requirements for any tax payments;
•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and
•	Other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

The Company compensates for these limitations by relying primarily on its IFRS results and using EBITDA and the other Non-IFRS Measures only as supplemental measures.

	Year Ended March 31,			Six Months Ended Sept 30,		Twelve Months Ended Sept 30,
	2014	2013	2012	2014	2013	2014
	(USD in millions)
Operational and Other Data
Net secured debt(1)	146.0	127.1	128.8	157.3	102.6	157.3
Net secured debt/adjusted EBITDA(2)	1.9	2.4	3.2	1.8	1.7	1.8
Total secured debt	183.6	160.4	137.1	183.0	147.7	183.0
Total secured debt/adjusted EBITDA	2.4	3.1	3.5	2.1	2.4	2.1

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(1) Reconciliation of total current and non-current secured debt to net secured debt:

	Twelve Months Ended Sept 30,		Fiscal year ended March 31,
	2014	2013	2014	2013
	(USD in millions)
Current secured debt	181.0	144.4	180.9	155.6
Non-current secured debt	2.0	3.3	2.7	4.8
Total current and non-current secured debt as per IFRS	183.0	147.7	183.6	160.4
Less: Cash and cash equivalents	25.7	45.1	37.6	33.3
Net secured debt	157.3	102.5	146.0	127.1

(2) Reconciliation of net secured debt/adjusted EBITDA:

	Twelve Months Ended Sept 30,	Fiscal year ended March 31,
	2014	2014	2013	2012
	(USD in millions)
Net secured debt	157.3	146.0	127.1	128.8
Adjusted EBITDA	85.6	75.5	52.4	39.6
Net secured debt/adjusted EBITDA	1.8	1.9	2.4	3.2

FORWARD-LOOKING STATEMENTS

This Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our expansion plans;
•	our future business development, results of operations and financial condition;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	governmental policies regarding our industry; and
•	the operation of our business following the Corporate Realignment.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Report on Form 20-F as well as other public filings with the Securities and Exchange Commission. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Disclaimer

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2015

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C. Wacha
Name:	Bruce C. Wacha
Title:	Chief Financial Officer

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